Paul, Weiss, Rifkind, Wharton & Garrison LLP

Fukoku Seimei Building 2nd Floor

2-2 Uchisaiwaicho 2-chome

Chiyoda-ku, Tokyo 100-0011, Japan

Telephone +81-3-3597-8101

Facsimile +81-3-3597-8120

May 2, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington D.C. 20549, U.S.A.

Attention: Mark Webb, Esq.

Proposed Business Combination between

Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Registration Statement on Form F-4 (File No. 333-123136)

Ladies and Gentlemen:

On behalf of our client, Mitsubishi Tokyo Financial Group, Inc. (the “Registrant”), we are hereby electronically filing via EDGAR Amendment No. 2 to the Registrant’s registration statement on Form F-4 (File No. 333-123136) (the “Registration Statement”) in connection with the proposed registration of the Registrant’s common stock (the “Common Stock”) and a class of the Registrant’s preferred stock (the “Preferred Stock”) under the U.S. Securities Act of 1933, as amended.

The revisions made to the Registration Statement are in response to the comments of the Staff contained in the Staff’s letter, dated April 28, 2005 (the “Comment Letter”). In addition, the Registration Statement has been revised to reflect the signing of the definitive merger agreement between the Registrant and UFJ Holdings, Inc. (“UFJ Holdings”) and to reflect certain other updated information. The Registrant has also arranged for Merrill Lynch and JPMorgan to supplementally provide the Staff with the English translation of the board book presented to UFJ Holdings’ board of directors on April 20, 2005, which is the date of the definitive merger agreement.

Set forth below are the Staff’s comments conveyed in the Comment Letter, together with the Registrant’s responses to those comments. Unless indicated otherwise, page references included in the comments are to the prospectus included in Amendment No. 1 to the Registration Statement filed on April 11, 2005, and page references included in the responses are to the prospectus included in Amendment No. 2 to the Registration Statement.

General

Comment No. 1.  As we requested in comment 41 of our letter dated April 1, 2005, please file all exhibits, including the merger agreement, and make related disclosure in the registration statement as soon as possible. Please allow sufficient time for us to review these documents and related disclosure and for you to revise the registration statement in response to our comments.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission	2

Response to Comment No. 1.  All of the exhibits that are available have been, or are being, filed as part of the Registration Statement. As indicated in our response letter dated April 11, 2005, the two remaining exhibits, which are the form of convocation notice of UFJ Holdings (exhibit 99.1) and the form of mail-in voting card of UFJ Holdings (exhibit 99.2), are expected to be prepared in mid-May 2005, and will be filed promptly at that time.

Comment No. 2.  Please disclose the material projections that UFJ provided to Mitsubishi.

Response to Comment No. 2.  As requested, the Registrant has revised the disclosure on pages 98 to 101 to include information on the material projections exchanged between UFJ Holdings and the Registrant.

Cover page

Comment No. 3.  As previously requested, please provide the information required by Item 501 of Regulation S-K for the Class 8 preferred shares, including the number to be issued.

Response to Comment No. 3.  As requested, the Registrant has revised the disclosure on the cover page to include additional information required by Item 501 of Regulation S-K for the Class 11 preferred shares, including the number of shares to be issued.

Summary – pages 6-12

Comment No. 4.  As we requested in comment 2 of our letter dated April 1, 2005, please comply with Item 3 (i) of Form F-4 by disclosing the status of necessary regulatory requirements and approvals in connection with the transaction. We note differences in your disclosure on page 90.

Response to Comment No. 4.  As requested, the Registrant has revised the disclosure on page 11 to include additional information on the status of necessary regulatory requirements and approvals in connection with the transaction.

Comment No. 5.  Please revise your disclosure in the second and third full paragraphs on page 9 to include the stock owned by the companies’ executive officers, as we requested in comment 5 of our letter dated April 1, 2005. In addition, briefly discuss how executive officers and the affiliates of each entity will be affected by the merger in terms of financial or other benefits.

Response to Comment No. 5.  As requested, the Registrant has revised the disclosure on pages 9 and 11 to include the requested information.

Comment No. 6.  Please revise your disclosure of management, on page 10, to reflect your press release of April 20, 2005 including the number of directors and managing officers from each company.

Response to Comment No. 6.  As requested, the Registrant has revised the disclosure on pages 10, 11 and 307 to 313 to include the requested information.

Comment No. 7.  Please clarify, on page 11, whether or not shareholders have opposition rights under the Commercial Code of Japan (rather than stating that they “may” have such rights) provided they comply with the procedural requirements.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission	3

Response to Comment No. 7.  As requested, the Registrant has revised the disclosure on page 12 to clarify that shareholders are entitled to opposition rights under the Commercial Code of Japan.

Risk Factors, page 15

Comment No. 8.  A prominent risk factor would appear to be the possibly taxable nature of the transaction for United States holders.

Response to Comment No. 8.  The Registrant has revised the disclosure on page 19 to include a risk factor concerning the possible taxable nature of the transaction for U.S. holders.

Discussions of Transfer of UFJ Trust to Sumitomo Trust & Banking Co. Ltd. – page 63

Comment No. 9.  As we requested in comment 21 of our letter dated April 1, 2005, please disclose the basic terms of the proposed transaction, including the specific financial terms.

Response to Comment No. 9.  UFJ Holdings has advised the Registrant that although indicative terms were discussed for the proposed transaction with Sumitomo Trust & Banking Co. Ltd. (“Sumitomo Trust”), such terms are subject to a non-disclosure provision of the basic agreement with Sumitomo Trust, no pricing terms were ever announced and UFJ Holdings terminated the negotiations prior to the completion of diligence or the conclusion of any definitive agreement. UFJ Holdings has also advised the Registrant that, on a Japanese GAAP basis, UFJ Trust Bank Limited accounted for only 7.6% of UFJ Holdings’ total assets as of March 31, 2004 and 10.5% of UFJ Holdings’ consolidated total revenue for the year then ended. Accordingly, UFJ Holdings does not consider the proposed transfer of UFJ Trust Bank to Sumitomo Trust as an alternative to the proposed merger with the Registrant.

Determination of UFJ Holdings’ Board of Directors – pages 67-69

Comment No. 10.  As previously requested, the board should specifically each analysis in the advisors’ opinions that does not support fairness and explain why, in light of such analysis, it is recommending the transaction.

Response to Comment No. 10.  As requested, the Registrant has revised the disclosure on page 70 to include information about the analyses that do not support fairness.

Comment No. 11.  Please disclose the factors, if any, that not recommend the merger, e.g., the possibly taxable nature of the transaction for United States holders.

Response to Comment No. 11.  As requested, the Registrant has revised the disclosure on page 71 to provide additional information on the potential risks associated with the merger.

Opinion of Merrill Lynch – pages 69-73

Comment No. 12.  As previously requested, please disclose in the prospectus that Merrill Lynch has consented to the use of its opinion in the prospectus. The same comment applies to JPMorgan. The staff notes the consents filed as exhibits.

Response to Comment No. 12.  As requested, the Registrant has revised the disclosure on pages 72 and 76 to confirm that Merrill Lynch and JPMorgan consented to the use of their opinions in the prospectus.

Comment No. 13.  Please revise the section, on page 72 regarding fees to disclose the fees consistently using the same currency.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission	4

Response to Comment No. 13.  As requested, the Registrant has revised the disclosure on page 75 to include the fee information using the same currency.

Opinion of JPMorgan – pages 73-76

Comment No. 14.  Please revise the section, on page 76, regarding fees to disclose the fees consistently using the same currency.

Response to Comment No. 14.  As requested, the Registrant has revised the disclosure on pages 79 and 80 to include the fee information using the same currency.

Opposition Rights of Appraisal – page 94

Comment No. 15.  Please clarify whether, under Japanese law, the demand must be transmitted or whether it must be received within 20 days.

Response to Comment No. 15.  As requested, the Registrant has revised the disclosure on page 109 to clarify that the demand must be received within 20 days.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of UFJ Holdings – pages 229-281

Comment No. 16.  Please provide more detail on page 230 regarding the regulatory findings that you “need to strengthen operations and internal controls.” Provide detail as to how and when you responded including how and when you changed your operations and internal controls.

Response to Comment No. 16.  As requested, the Registrant has revised the disclosure on pages 245 and 246 to include the requested information.

* * * * *

Please contact Mark Bergman at (+44-20) 7367-1601 (fax number +44-20-7221-9654) or the undersigned at (+81-3) 3597-6306 (fax number (+81-3) 3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter or the revised Registration Statement.

Sincerely,

/s/ Tong Yu

Tong Yu

cc:

Jonathan E. Gottlieb

Sharon M. Johnson

Joyce A. Sweeney

    U.S. Securities and Exchange Commission

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Mark S. Bergman

    Paul, Weiss, Rifkind, Wharton & Garrison LLP